File No. 812-14193

As filed with the Securities and Exchange Commission on August 11, 2014

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 17(b) AND 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(a) AND 17(d) AND RULE 17d-l

PARTNERS GROUP PRIVATE CREDIT (MASTER FUND)
PARTNERS GROUP PRIVATE CREDIT
PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
PARTNERS GROUP PRIVATE EQUITY, LLC
PARTNERS GROUP PRIVATE EQUITY (TEI), LLC
PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC
PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL TEI), LLC
and PARTNERS GROUP (USA) INC.

1114 Avenue of the Americas, 37th Floor
New York, NY 10036

All Communications, Notices and Orders to:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

Copies to:

Brooks Lindberg
Partners Group (USA) Inc.
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
212-908-2600

This Application (including Exhibits) contains 32 pages.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the matter of:
PARTNERS GROUP PRIVATE CREDIT (MASTER FUND), PARTNERS GROUP PRIVATE CREDIT, PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC, PARTNERS GROUP PRIVATE EQUITY, LLC, PARTNERS GROUP PRIVATE EQUITY (TEI), LLC, PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC, PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL TEI), LLC and PARTNERS GROUP (USA) INC.

1114 Avenue of the Americas, 37th Floor
New York, NY 10036
212-908-2600
File No. 812-14193
Investment Company Act of 1940

APPLICATION FOR AN ORDER UNDER SECTIONS 17(b) AND 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(a) AND 17(d) AND RULE 17d-l

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(b) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(a) and 17(d) and Rule 17d-1:

•	Partners Group Private Credit (Master Fund) (the “Master Fund);
•	Partners Group Private Credit (“PGPC”)
•	Partners Group Private Equity (Master Fund), LLC (“PGPE Master”)
•	Partners Group Private Equity, LLC (“PGPE”)
•	Partners Group Private Equity (TEI), LLC (“PGPE TEI”)
•	Partners Group Private Equity (Institutional), LLC (“PGPE Institutional”)
•
Partners Group Private Equity (Institutional TEI), LLC (“PGPE Institutional TEI”; PGPE Institutional TEI, the Master Fund, PGPC, PGPE Master, PGPE, PGPE TEI and PGPE Institutional, together with any current closed-end management investment companies registered under the 1940 Act and advised by the Investment Advisers (as defined below), collectively referred to herein as the “Funds” and individually as a “Fund”);

•
any current special purpose subsidiary owned either in part or in whole by one or more of the Funds or Other Accounts (as defined below), collectively referred to herein as the “SPV Subs” and individually as an “SPV Sub”; and

•	Partners Group (USA) Inc. (“Partners Group and collectively with the Funds and SPV Subs, referred to herein as the “Applicants”).

Partners Group (USA) Inc. serves as the investment adviser to the Funds. Partners Group Holding AG (“Partners Group Holding”), through Partners Group (USA) Inc. and its other subsidiaries, advises a number of private funds and separate accounts for institutional investors, many of which have investment objectives that are the same as, or similar to, those of the Funds.

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

The relief requested in this application (the “Application”) would allow a Fund2 (or Blocker Subsidiary (defined below) of a Fund), on the one hand, and one or more Funds and/or Other Accounts3 (or Blocker Subsidiary of a Fund) (collectively referred to as “Co-Investment Affiliates”), on the other hand, to (A) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17 of the 1940 Act and (B) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, pre-emptive rights and other rights to purchase securities of the issuers. For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Funds (or any Blocker Subsidiary) participate together with one or more Co-Investment Affiliates in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which any of the Funds (or any Blocker Subsidiary) may not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.

The relief requested in this Application would also allow the Funds and Other Accounts to facilitate certain Co-Investment Transactions through SPV Subs in which the Funds and Other Accounts may participate side-by-side. A Fund and/or one or more Other Accounts may, from time to time, form an SPV Sub: (a) whose sole business purpose is to procure financing and/or purchase and/or hold one or more investments on behalf of such Funds and/or Other Accounts; (b) that is owned either in part or in whole by one or more Funds and/or Other Accounts; (c) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (d) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. As already noted, an SPV Sub would generally not be a wholly owned subsidiary of any one Fund or Other Account. Additionally, from time-to-time, third party participants may be permitted to co-invest alongside the Co-Investment Affiliates, in an SPV Sub and interests in a SPV Sub may be sold to third parties as part of the disposition of an underlying portfolio company.

An SPV Sub may be prohibited from investing in a Co-Investment Transaction with any Co-Investment Affiliate because it may be a company controlled by a Fund for purposes of Rule 17d-1. An SPV Sub may also be prohibited from investing in a Co-Investment Transaction with any Co-Investment Affiliate because it would be an affiliate, or an affiliate of an affiliate, of a Fund under Section 17(a) and no current exemptive rules, such as 1940 Act Rules 17a-2 and 17a-6, would apply. Applicants request that an SPV Sub be permitted to participate in Co-Investment Transactions in lieu of the Funds and Other Accounts invested in such SPV Sub and that the SPV Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Funds and Other Accounts were participating directly. Applicants represent that this treatment is justified because an SPV Sub would have no purpose other than serving as a purchasing or holding vehicle for Funds’ and Other Accounts’ investments and, therefore, no conflicts of interest could arise between the Fund and the SPV Sub. A Fund’s Board (as defined below) would be informed of, and decide whether or not to approve, any proposed use of an SPV Sub in the Fund’s place. If a Fund proposes to participate in the same Co-Investment Transaction with any of its SPV Subs, the Fund’s Board will also be informed of, and take into consideration, the relative participation of the Fund and the SPV Sub.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.4

2 “Fund” means the Master Fund, PGPC, PGPE Master, PGPE, PGPE TEI, PGPE Institutional, PGPE Institutional TEI and any Future Fund. “Future Fund” means any closed-end management investment company (a) that is registered under the 1940 Act, (b) whose investment adviser is an Investment Adviser, and (c) that intends to participate in Co-Investment Transactions. Future Funds may be organized in a master-feeder structure. “Investment Adviser” means (a) Partners Group, Partners Group AG, Partners Group (UK) Limited and Partners Group (Luxembourg) S.à r.l. and (b) any future investment adviser that controls, is controlled by or is under common control with Partners Group, Partners Group AG, Partners Group (UK) Limited and Partners Group (Luxembourg) S.à r.l.
3 “Other Accounts” means any currently existing or future entity (a) whose investment adviser is an Investment Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in Co-Investment Transactions.
4 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.5

I. GENERAL DESCRIPTION OF APPLICANTS

A. Master Fund, PGPC, PGPE Master, PGPE, PGPE TEI, PGPE Institutional, PGPE Institutional TEI and SPV Subs

The Master Fund is a Maryland statutory trust organized as an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act. The Master Fund was organized on April 11, 2013 and has not yet commenced operations. The Master Fund intends to elect to be treated for U.S. federal income tax purposes, and to qualify annually as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Master Fund’s investment objective will be to generate attractive risk-adjusted returns and current income and, to a lesser extent, long-term capital appreciation by investing in a diversified portfolio of predominantly credit-related opportunities, including but not limited to, senior secured loans, second lien secured loans and subordinated debt, generally issued by privately owned companies (“Portfolio Companies”). The Master Fund may purchase interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans or directly from the Master Fund’s target companies as primary market investments. In addition, a portion of the Master Fund’s portfolio may be comprised of corporate bonds and other debt securities. In connection with its credit investments the Master Fund may on occasion receive equity interests such as warrants, options or other equity-related instruments. The Master Fund may also purchase common or preferred equity interests in target companies, often (but not exclusively) in conjunction with an existing credit investment. Moreover, the Master Fund may make commitments to select private funds managed by third-party managers, which may facilitate private credit related investment opportunities. Finally, the Master Fund may make special situation investments, including but not limited to, speciality credit, structured finance, asset-based loans, distressed assets and/or other opportunistic investments. PGPC, a Maryland statutory trust, is a newly organized, externally managed, non-diversified, closed-end management investment company registered under the 1940 Act, has the same investment objective as the Master Fund and intends to achieve its objective by investing all or substantially all of its assets in Master Fund. PGPC was organized on July 8, 2013 and has not yet commenced operations. The principal place of business of the Master Fund and PGPC is c/o Partners Group (USA) Inc., 1114 Avenue of the Americas, 37th Floor, New York, NY 10036.

PGPE Master is a Delaware limited liability company registered under the 1940 Act, as amended, as a non-diversified, closed-end management investment company. PGPE Master was organized on August 4, 2008 and commenced operations on July 1, 2009. PGPE is a Delaware limited liability company registered under the 1940 Act, as amended, as a non-diversified, closed-end management investment company. PGPE was organized on June 18, 2008 and commenced operations on February 1, 2010. PGPE TEI is a Delaware limited liability company registered under the 1940 Act, as amended, as a non-diversified, closed-end management investment company. PGPE TEI was organized on December, 14, 2009 and commenced operations on May 1, 2010. PGPE Institutional is a Delaware limited liability company registered under the 1940 Act, as amended, as a non-diversified, closed-end management investment company. PGPE Institutional was organized on August 4, 2008 and commenced operations on July 1, 2009. PGPE Institutional TEI is a Delaware limited liability company registered under the 1940 Act, as amended, as a non-diversified, closed-end management investment company. PGPE Institutional TEI was organized on May 25, 2010 and commenced operations on December 1, 2011.

5 The Order granted pursuant to the Application will not apply to any person directly or indirectly controlled by a Fund other than the SPV Subs. For clarification, the term “SPV Sub” includes any special purpose vehicle that may be formed for tax reasons: (a) whose sole business purpose is to hold one or more investments on behalf of a Fund; (b) that is wholly-owned by a Fund (with a Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which a Fund’s Board has the sole authority to make all determinations with respect to the special purpose vehicle’s participation under the conditions of this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. (a “Blocker Subsidiary”) A Blocker Subsidiary would also be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by a Fund for purposes of Section 57(a)(4) and Rule 17d-1 of the 1940 Act. Applicants request that a Blocker Subsidiary be permitted to participate in Co-Investment Transactions in lieu of a Fund and that the Blocker Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though a Fund were participating directly. Applicants represent that this treatment is justified because a Blocker Subsidiary would have no purpose other than serving as a holding vehicle for a Fund’s investments and, therefore, no conflicts of interest could arise between a Fund and the Blocker Subsidiary. A Fund’s Board would make all relevant determinations under the conditions with regard to a Blocker Subsidiary’s participation in a Co-Investment Transaction, and a Fund’s Board would be informed of, and take into consideration, any proposed use of a Blocker Subsidiary in a Fund’s place. If a Fund proposes to participate in the same Co-Investment Transaction with any of its Blocker Subsidiaries, a Fund’s Board will also be informed of, and take into consideration, the relative participation of a Fund and the Blocker Subsidiary.

PGPE Master is a master investment portfolio in a master-feeder structure. PGPE, PGPE TEI, PGPE Institutional and PGPE Institutional TEI (collectively “the PGPE Feeder Funds”) invest substantially all of their assets, directly or indirectly, in the limited liability company interests of PGPE Master. PGPE Master’s investment objective is to seek attractive long-term capital appreciation by investing in a globally diversified portfolio of private equity investments. PGPE Master’s investments are expected to include: (i) direct investments in the equity and/or debt of operating companies; (ii) primary and secondary investments in private equity funds managed by third-party managers; and (iii) listed private equity investments, such as business development companies. PGPE Master and each PGPE Feeder Fund is treated as a partnership for U.S. federal income tax purposes. The principal place of business for PGPE Master and each PGPE Feeder Fund is c/o Partners Group (USA) Inc., 1114 Avenue of the Americas, 37th Floor, New York, NY 10036.

The Master Fund and PGPC each plan to have a three-member board of trustees (the “Board”)6 of which at least two members will not be “interested persons” of the Master Fund within the meaning of Section 2(a)(19) (the “Independent Trustees”).7 PGPE Master and each PGPE Feeder Fund have a three-member Board of which two members are Independent Trustees. None of the Independent Trustees will have a direct or indirect financial interest in any Co-Investment Transaction or any interest in a Portfolio Company, other than through an interest (if any) in the securities of a Fund. None will participate individually in any Co-Investment Transaction.

As discussed above, any SPV Sub will be formed specifically for the purpose of procuring financing or otherwise purchasing or holding investments for the Funds and Other Accounts, which will own the SPV Sub either in part or in whole. To the extent that any transaction involving the SPV Subs implicates the relief requested herein, each Fund and Other Account invested in such SPV Subs will comply with the terms of the conditions as though it were the holder of the securities held by the SPV Subs. SPV Subs may be organized outside of the United States and are likely to have direct or indirect non-United States investors. The potential jurisdictions in which an SPV Sub may be formed include, but are not limited to, the Cayman Islands, Guernsey, Ireland, Luxembourg, Mauritius and Scotland. SPV Subs will not be bankruptcy remote vehicles. An SPV Sub may be managed by a board of directors, a majority of which would be elected by the Co-Investment Affiliates. Additionally, each SPV Sub may be managed by a subsidiary of Partners Group Holding, which may or may not be an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”). As stated above, no SPV Sub would pay separate investment advisory fees, including performance-based fees.

It is anticipated that a separate SPV Sub would be organized for each Co-Investment Transaction. The SPV Subs may temporarily hold securities other than those issued by the target of the Co-Investment Transaction (e.g., cash, U.S. treasuries, etc.). Additionally, each SPV Sub may issue debt as part of the acquisition structure of an investment. Each Co-Investment Affiliate that elects to participate in a Co-Investment Transaction will generally be required to complete a subscription agreement in order to obtain an interest in the SPV Sub. In general, as would be the case with any direct holdings of Portfolio Companies or Portfolio Funds by a Fund, the interests of each SPV Sub will not be redeemable and are expected to be subject to restrictions on transferability. The Funds and the Other Accounts may acquire common or preferred equity and/or debt in an SPV Sub. In general, it is anticipated that the amount of interest acquired by the Funds and the Other Accounts in an SPV Sub, will, together with any third-party financing, be sufficient to consummate the underlying Co-Investment Transaction. It is anticipated that follow-on investment and disposition rights and obligations will be disclosed in the constituent documents of an SPV Sub and/or shareholders’ agreements amongst the Co-Investment Affiliates and any other investors. Pro-rata follow-on investments and dispositions would occur in accordance with Conditions 7 and 8, below.

6 The term “Board” may refer to the board of directors of any entity.
7 The term “Independent Trustee” may refer to a director of any Fund who is not an interested person under section 2(a)(19) of the 1940 Act.

Each Fund or Other Account that invests in an SPV Sub would have, at all times, rights, duties and obligations under the organizational documents of the SPV Sub and/or relevant agreements, which would be no less advantageous than those of other Co-Investment Affiliates.

B. Partners Group

Partners Group is registered with the Commission under the Advisers Act. Partners Group is an affiliate of Partners Group AG, a global private markets investment manager. The parent company of Partners Group and Partners Group AG, Partners Group Holding, is listed on the SIX Swiss Exchange (ticker: PGHN) and had a public market capitalization of approximately 6.46 billion Swiss Francs (approximately 6.71 billion U.S. Dollars) as of June 1, 2013. Partners Group AG provides advice to Partners Group in accordance with the Unibanco line of no-action letters8.

For the services provided to the Funds by Partners Group pursuant to an investment management agreement with each Fund, each Fund will pay a base management fee (the “Investment Management Fee”) and an incentive fee (the “Incentive Fee”).

Under the terms of the investment management agreement with each Fund, Partners Group will: (i) develop, implement and supervise the investment program of each Fund and the composition of its portfolio; (ii) determine the timing and amount of commitments, investments and/or disposals to be made by each Fund, the securities and other investments to be purchased or sold by each Fund in connection therewith, including investments in the securities of registered or unregistered investment companies or other vehicles (“Portfolio Funds”) which are managed by other investment managers; and (iii) arrange for the purchase of securities and other investments for each Fund and the sale or redemption of securities and other investments held in the portfolio of each Fund. Partners Group’s services under the investment management agreement are not exclusive, and Partners Group is free to furnish similar services to other entities so long as its services to the Funds are not impaired.

All investment decisions for the Funds will require a majority approval of Partners Group’s investment committee, which is currently comprised of five members of Partners Group’s senior management team who have extensive experience in private lending and private equity investing.

II. RELIEF FOR PROPOSED CO-INVESTMENTS

A. Co-Investment in Portfolio Companies by the Co-Investment Affiliates

1. Mechanics of Co-Investment Program

It is anticipated that an Investment Adviser or an investment adviser of an Other Account will, from time to time, determine that a certain investment they recommend to their respective Fund or Other Account would also be an appropriate investment for one or more Co-Investment Affiliates in accordance with the policies and procedures that have been adopted by all Partners Group Holding subsidiaries. Upon issuance of the requested Order, such a determination may result in a Fund, on the one hand, and one or more Co-Investment Affiliates, on the other hand, co-investing in certain investment opportunities (the “Co-Investment Program”).

Under the Co-Investment Program, co-investment among a Fund and one or more Co-Investment Affiliates would be the norm, rather than the exception.

8 See, e.g. Uniao de Bancos de Brasileiros S.A. (pub. Avail. July 28, 1992) (“Unibanco”); Mercury Asset Management plc (pub. avail. Apr. 16, 1993); ABN AMRO Bank N.V. (pub. avail. July 1, 1997); and Royal Bank of Canada et al. (pub. avail. June 3, 1998).

Opportunities for all Potential Co-Investment Transactions may arise when personnel of an Investment Adviser or investment adviser of an Other Account become aware of investment opportunities that may be appropriate for its respective Fund or Other Account and one or more other Co-Investment Affiliates. Upon issuance of the requested Order, Potential Co-Investment Transactions within a Fund’s Objectives and Strategies9 that are presented to a Co-Investment Affiliate will be referred to the Fund’s Investment Adviser, and such investment opportunities may result in a Co-Investment Transaction.10 For each such referral, the applicable Investment Adviser will independently analyze and evaluate the investment opportunity as to its appropriateness for its respective Fund taking into consideration such Fund’s investment objectives, investment policies, investment positions, capital available for investment and other factors relevant to such Fund. The amount of a Co-Investment Affiliate’s Available Capital11 will be independently determined based on, inter alia, the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by such Fund’s Board or Investment Adviser, or imposed by applicable laws, rules, regulations or interpretations. Prior to entering into a Co-Investment Transaction, each Investment Adviser’s independent investment committee must approve such transaction. If an Investment Adviser determines that the opportunity is appropriate for its respective Fund (and approves the investment for such Fund), and a Co-Investment Affiliate has confirmed its desire to also participate, then the Investment Adviser for each participating Fund will present the investment opportunity and the proposed allocation to the directors or trustees, as applicable, eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) prior to the actual investment by such Fund. A Potential Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors within the meaning of Section 57(o) (“Required Majority).12 As noted previously, no Eligible Director shall have a direct or indirect financial interest in a Proposed Co-Investment Transaction. The Funds’ participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

A Fund or any Co-Investment Affiliate will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

To allow for the independent review of co-investment activities, the Eligible Directors will also receive, on a quarterly basis, a record of all investments made by Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that: (1) were consistent with the applicable Fund’s then current Objectives and Strategies, and (2) were made available to the Fund but were determined to not be appropriate for such Fund by its Investment Adviser. This record will include an explanation of why such investment was determined to not be appropriate for such Fund.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Fund’s purchase or sale be the same as those applicable to any Co-Investment Affiliate’s purchase or sale in the same transaction.13

9 “Objectives and Strategies” means, with respect to each Fund, such Fund’s investment objectives and strategies, as described in such Fund’s registration statement on Form N-2, other filings such Fund has made with the Commission under the Securities Act of 1933, as amended, if applicable, or under the Securities Exchange Act of 1934, as amended, and such Fund’s reports to shareholders.
10 A Fund or Co-Investment Affiliate’s proposed investment amount for each potential Co-Investment Transaction will be subject to a minimum investment threshold. Accordingly, a potential Co-Investment Transaction may not be allocated to a Fund or a Co-Investment Affiliate if (i) such Fund or Co-Investment Affiliate’s initial proposed investment amount falls beneath the relevant minimum threshold, or (ii) such Fund or Co-Investment Affiliate’s pro rata investment allocation amount falls beneath such minimum threshold. Pro rata investment allocations occur when the aggregate amount recommended by an Investment Adviser to be invested by the applicable Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity. In such instances, the amount proposed to be invested by each such party will be allocated among them substantially pro rata based on the ratio of the applicable Fund’s capital available for investment in the asset class being allocated, on the one hand, and the other Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all Co-Investment Affiliates involved in the investment opportunity up to the amount proposed to be invested by each.
11 “Available Capital” refers to the liquid assets not held for permanent investment, including bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction, cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short term purposes.
12 In the case of each Fund, the Board members that make up the Required Majority will be determined as if the Fund was a business development company subject to section 57(o).
13 Id.

2. Reasons for Co-Investing

It is expected that co-investment in Portfolio Companies by any of the Funds and the Co-Investment Affiliates will increase favorable investment opportunities for the Funds. The Co-Investment Program will be effected by a Fund only if it is approved by the Required Majority of the Fund on the basis that it would be advantageous for the Fund to have the additional capital from the Co-Investment Affiliates available to meet the funding requirements of attractive investments in Portfolio Companies.

It is expected that additional capital from the Co-Investment Affiliates, and the ability to invest through SPV Subs, would be advantageous, and likely necessary, for the Funds to engage in attractive investments in Portfolio Companies. It is expected that the Master Fund and PGPC will be, and other current Funds are, quite small compared to the Other Accounts. Often when the Other Accounts purchase portfolio securities, the issuers of those securities require the use of a special purpose vehicle for tax, administrative, operational and other reasons. When a Fund is small, such issuers may not allow the Fund to invest outside of an affiliated SPV Sub. In addition, the Code imposes diversification requirements (further discussed below) that may limit the amount a Fund may commit to a particular investment. Currently, any transactions that require the use of a special purpose vehicle are not considered by the Investment Advisers’ investment committees due to the prohibitions discussed above, thereby limiting the number of opportunities available to the Funds. Accordingly, the requested relief would allow the Investment Adviser’s investment committee to consider the investment merits of such potential transactions where a special purpose vehicle is required.

In view of the foregoing, in cases where an Investment Adviser or investment adviser of an Other Account identifies an investment opportunity requiring larger capital commitments, and/or the use of a special purpose vehicle, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger investments, including through the use of SPV Subs, would enable each Fund to participate with one or more Co-Investment Affiliates in larger investments, which would, in turn, be expected to expand investment opportunities, provide better access to due diligence information and enhance such Fund’s ability to obtain discounted prices and increased income. Conversely, each Fund’s inability to co-invest with one or more Co-Investment Affiliates, including through the use of SPV Subs, could potentially result in the loss of beneficial investment opportunities for such Fund and, in turn, adversely affect such Fund’s shareholders. For example, a Fund may lose some investment opportunities if the Investment Adviser cannot provide a “one-stop” solution for a potential Portfolio Company. As noted above, Portfolio Companies may reject an offer by an Investment Adviser due to a Fund’s inability to commit the full amount of the capital needs of the Portfolio Company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By enabling a Fund to participate in Co-Investment Transactions that would be otherwise suitable if not for the restrictions imposed upon the Fund by Sections 17(a) and 17(d) and Rule 17d-1 of the 1940 Act, such Fund will likely see a meaningful increase in the number of opportunities accessible to the Fund.

In addition, the Code imposes diversification requirements on companies, such as the Master Fund, that seek certain favorable tax treatment under Subchapter M of the Code. For this and other reasons, in some circumstances, the Funds might not be able to commit to the entire amount of the investment sought by an issuer. In such cases, an issuer may reject an offer of investment from the Funds due to its inability to commit the full amount of the investment required. Allowing for the types of transactions described in this Application should generate greater deal flow, broaden the market relationships of the Funds and allow the Funds to be more selective in choosing its investments so that the Funds can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Funds and their Portfolio Companies, all of which should create enhanced value for the Funds and their shareholders.

Partners Group and the Boards of each of the Funds also believe that co-investment by the Funds and the Co-Investment Affiliates will afford the Funds the ability to achieve greater diversification and, together with the Co-Investment Affiliates, the opportunity to exercise greater influence on the Portfolio Companies in which the Funds and the Co-Investment Affiliates co-invest.

For these reasons, Partners Group and the Boards of each of the Funds believe that it will be advantageous for the Funds to co-invest with one or more Co-Investment Affiliates and that such investment would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to the Funds. If the proposed Order is not granted, the Funds will not be able to avail themselves of the potentially attractive investment opportunities that would be afforded by this arrangement. This will place the Funds at a material disadvantage compared to other funds in the industry, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

B. Applicable Law

1.           Sections 17(a) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(a) of the 1940 Act generally makes it unlawful for any affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) or promoter of or principal underwriter for a registered investment company, or affiliated person of such a person, promoter or underwriter, to knowingly sell or purchase any security or other property, or borrow or loan any money or other property, to or from the registered company or a company controlled by the registered company, unless, pursuant to Section 17(b), an application for an order exempting a proposed transaction from Section 17(a) has been filed with the Commission and has been granted by an order. The Commission shall grant such application and issue such order of exemption if evidence establish that: (1) the terms of the proposed transaction, including the consideration to be paid or received are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

There are generally two exemptive rules that exempt transactions with subsidiaries of investment companies—Rule 17a-2 and Rule 17a-6 (sometimes referred to as “downstream affiliates” rules). Rule 17a-2 states that the purchase, sale or borrowing transactions occurring in the usual course of business between affiliated persons of registered investment companies shall be exempt from Section 17(a) of the 1940 Act provided (1) the transactions involve notes, drafts, time payment contracts, bills of exchange, acceptance or other property of a commercial character rather than of an investment character; (2) the buyer or lender is a bank; and (3) the seller or borrower is a bank or is engaged principally in the business of installment financing. Rule 17a-6 states that a transaction to which a fund, or a company controlled by a fund, and a portfolio affiliate of the fund are parties is exempt from the provisions of Section 17(a) of the 1940 Act, provided that none of the following persons is a party to the transaction, or has a direct or indirect financial interest in a party to the transaction other than the fund:

1.	An officer, director, employee, investment adviser, member of an advisory board, depositor, promoter of or principal underwriter for the fund;

2.	A person directly or indirectly controlling the fund;

3.	A person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the fund;

4.	A person directly or indirectly under common control with the fund, other than:

i.	A portfolio affiliate of the fund; or

ii.	A fund whose sole interest in the transaction or a party to the transaction is an interest in the portfolio affiliate; or

5.	An affiliated person of any of the persons mentioned in paragraphs (a)(1)-(4) of this section, other than the fund or a portfolio affiliate of the fund.

Section 17(d) generally makes it unlawful for any affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) or principal underwriter for a registered investment company, or affiliated person of such a person or underwriter, acting as principal, to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant, unless, pursuant to Rule 17d-1, an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a registered investment company or its controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

In the event that the Co-Investment Affiliates, SPV Subs and Investment Advisers could be deemed to be participants in a joint enterprise or other joint arrangement within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Applicants request the Order solely to the extent necessary to permit certain joint transactions, as described in this Application.

Subsection (b) of Rule 17d-1 provides that, in passing upon applications made under such Rule, the Commission will consider whether the participation by the investment company in the joint enterprise or arrangement is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Section 2(a)(3) defines an “affiliated person” of another person as: (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the rebuttable presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

C. Need For Relief

Co-Investment Transactions could be prohibited by Section 17(a) and Section 17(d) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Funds are considered affiliates or second-tier affiliates of the Co-Investment Affiliates under Section 2(a)(3) of the 1940 Act and the Applicants cannot rely on the exemptions from Section 17(a) set forth under Rules 17a-2 and 17a-6. Partners Group is the investment adviser to the Master Fund, PGPC, PGPE Master and the PGPE Feeder Funds. Additionally, all of the Co-Investment Affiliates are under the common control of Partners Group Holding. Under some circumstances, some or all of the Funds or Other Accounts might be deemed to be under the common control of the Investment Adviser. Further, the proposed SPV Subs may be controlled by the Funds or otherwise considered affiliated persons of the Funds. Because of these relationships, the Investment Advisers, the entities they advise and the SPV Subs would be prohibited by Section 17(a), Section 17(d) and Rule 17d-1 from participating in the Co-Investment Program.

With respect to the requested relief as it pertains to the Funds’ investments in the SPV Subs, the Applicants cannot rely on the exemptions from Section 17(a). Rule 17a-2 is only applicable to transactions with wholly-owned subsidiaries. As discussed above, the SPV Subs would not be wholly-owned subsidiaries of the Funds and, therefore, that Rule would not be applicable. Rule 17a-6 exempts transactions with certain portfolio affiliates. However, that Rule is not applicable in transactions where any control persons have a direct or indirect financial interest in any party to the transactions other than the registered fund. That condition of the Rule would not be met here and, therefore, the Rule would not be applicable. This is because the Other Accounts participating in the SPV Sub would be private funds managed by entities related to the Investment Adviser, as noted previously, and for which the Investment Adviser has pecuniary interests such as carried interest.

D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 17(b) and Rule 17d-1, permitting Co-Investment Affiliates (including Funds) to participate with one or more of the Funds in the Co-Investment Program.

E. Precedents

The Commission has granted Section 17(d) co-investment relief on numerous occasions in recent years. Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by FS Investment Corporation and its affiliates, for which an order was granted on June 4, 2013, Gladstone Capital Corporation and its affiliates, for which orders were granted on July 26, 2012 and November 22, 2005, Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on November 3, 2009 and Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012. However, the conditions of the Applicants’ proposed relief would differ from the precedents in that the Applicants request relief under Section 17(b) of the 1940 Act from Section 17(a) to allow the Funds to invest through SPV Subs that will not be wholly owned by the Funds. To the Applicants’ knowledge, this relief has not previously been requested by a registrant; however, the Applicants feel for the reasons discussed in greater detail below that the elements comprising the standards for relief pursuant to Section 17(b) are met and that the use of SPV Subs for purposes of the Co-Investment Program would not result in any particular policy concerns.

F. Applicants’ Legal Arguments

Section 17(a) of the 1940 Act’s primary purpose is to prevent a person with the power to control an investment company from using that power to the person’s own pecuniary advantage, i.e. to prevent self-dealing.14 Section 17(a) is a broad prohibition that prohibits on its face virtually all principal transactions with affiliates and second-tier affiliates. However, recognizing that not all arrangements that fall within Section 17(a)’s grasp present the same types of concerns regarding self-dealing, Congress provided, in Section 17(b) of the 1940 Act a route for requesting an order exempting a proposed transaction from Section 17(a). The Commission shall grant such application and issue such order of exemption if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with (a) the policy of each registered investment company concerned, as recited in its registration statement and (b) reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a registered investment company or a company controlled by such registered investment company is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority of each Fund will review and either approve or decline each Co-Investment Transaction prior to consummation will ensure that the Funds will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the Investment Advisers and the investment advisors of the Other Accounts would not be able to favor the Co-Investment Affiliates over any other Fund (or favor one Fund over another) through the allocation of investment opportunities among them. Because many attractive investment opportunities for a Fund will also be attractive investment opportunities for the Co-Investment Affiliates (including the other Funds), provided that such investment opportunities fit within such Co-Investment Affiliates’ objectives, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities among the Funds or the Co-Investment Affiliates as opportunities arise. Further, the use of SPV Subs for purposes of the Co-Investment Program would not result in any particular policy concerns. The participation of each Fund in SPV Subs for purposes of the Co-Investment Program will not be on a basis different from or less advantageous than that of the other Funds or the Other Accounts. Applicants submit that the terms of each Co-Investment Transaction, including the consideration to be paid or received will be reasonable and fair and will not involve overreaching on the part of any person concerned; each Co-Investment Transaction will be consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; each Co-Investment Transaction will be consistent with the general purposes of the 1940 Act; and, the Funds’ participation in each Co-Investment Transaction will not be on a basis different from or less advantageous than that of other participants.15

14 See, e.g., S. Rep. No. 1775, 76th Cong., 3d Sess. 6 (1940).
15 See, Note 10.

Other than pro rata dispositions and follow-on investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Fund. With respect to the pro rata dispositions or follow-on investments provided in conditions 7 and 8, a Fund may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate in such disposition or follow-on investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the Board of the Fund has approved that Fund’s participation in the pro rata dispositions and follow-on investments as being in the best interests of the Fund. If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Fund’s Eligible Directors. The Board of any Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Funds in pro rata dispositions and follow-on investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants.16 A formulaic approach, such as pro rata dispositions and follow-on investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a SPV Sub is involved in a Co-Investment Transaction.

G. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time a Co-Investment Affiliate or an investment adviser to any Co-Investment Affiliate considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within a Fund’s then-current Objectives and Strategies, the Fund’s Investment Adviser will make an independent determination of the appropriateness of the investment for the Fund in light of such Fund’s then-current circumstances.

2. (a) If the applicable Investment Adviser deems that the applicable Fund’s participation in any such Potential Co-Investment Transaction is appropriate, it will then determine an appropriate level of investment for such Fund.

(b) If the aggregate amount recommended by an Investment Adviser to be invested by the applicable Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them substantially pro rata based on the ratio of the applicable Fund’s Available Capital in the asset class being allocated, on the one hand, and the other Co-Investment Affiliates’ Available Capital in the asset class being allocated, on the other hand, to the aggregated Available Capital for the asset class being allocated of all Co-Investment Affiliates involved in the investment opportunity up to the amount proposed to be invested by each. The applicable Investment Advisers will provide the Eligible Directors of each participating Fund with information concerning each party’s available capital to assist the Eligible Directors with their review of the applicable Fund’s investments for compliance with these allocation procedures.

16 Id.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the applicable Fund and any Co-Investment Affiliate, to the Eligible Directors of each participating Fund for their consideration. The applicable Fund will co-invest with Co-Investment Affiliates only if, prior to such Fund’s and any Co-Investment Affiliates’ participation in the Potential Co-Investment Transaction, a Required Majority of such Fund concludes that:

(i) the terms of the potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of such Fund or its shareholders on the part of any person concerned;

(ii) the potential Co-Investment Transaction is consistent with

(A) the interests of the shareholders of such Fund; and

(B) such Fund’s then current Objectives and Strategies;

(iii) the investment by the Co-Investment Affiliates would not disadvantage such Fund, and participation by such Fund is not on a basis different from or less advantageous than that of any Co-Investment Affiliate17; provided, that if a Co-Investment Affiliate, other than such Fund, gains the right to nominate a director for election to a Portfolio Company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the Portfolio Company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii) if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Investment Advisers agree to, and do, provide periodic reports to such Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the Portfolio Company; and

(C) any fees or other compensation that any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the Portfolio Company will be shared proportionately among the participating Co-Investment Affiliates (the Co-Investment Affiliates (other than the Fund) may, in turn, share their portion with their affiliated persons) and the applicable Fund in accordance with the amount of each party’s investment; and

(iv) the proposed investment by such Fund does not benefit the Investment Advisers or the Co-Investment Affiliates or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. The applicable Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Investment Adviser will present to the applicable Fund’s Board, on a quarterly basis, a record of all investments made by the Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that fell within such Fund’s then-current Objectives and Strategies that were not made available to the Fund and an explanation of why the investment opportunities were not offered to the Fund. All information presented to such Fund’s Board pursuant to this condition will be kept for the life of such Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

17 See, Note 10.

5. Except for follow-on investments made in accordance with condition 8 below, a Fund will not invest, in reliance on the Order, in any Portfolio Company in which any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate is an existing investor.

6. A Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for such Fund as for the Co-Investment Affiliates.18 The grant to a Co-Investment Affiliate, but not such Fund, of the right to nominate a director for election to a Portfolio Company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the Portfolio Company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, applicable Investment Advisers will:

(i) notify each Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Fund in the disposition.

(b) Each Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to other Co-Investment Affiliates.19

(c) A Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in such dispositions on a pro-rata basis (as described in greater detail in this Application); and (iii) the Board of each Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Fund’s participation to the Eligible Directors, and the Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Fund’s best interests.

(d) Each Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

8. (a) If any Co-Investment Affiliate desires to make a follow-on investment in a Portfolio Company whose securities were acquired in a Co-Investment Transaction, the applicable Investment Adviser will:

(i) notify each Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Fund.

(b) A Fund may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Fund’s participation to the Eligible Directors, and the Fund will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in the Fund’s best interests.

(c) If, with respect to any follow-on investment:

(i) the amount of the opportunity is not based on the Co-Investment Affiliates’ outstanding investments immediately preceding the follow-on investment; and

18 Id.
19 Id.

(ii) the aggregate amount recommended by the applicable Investment Adviser to be invested by such Fund in the follow-on investment, together with the amount proposed to be invested by the other Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on the ratio of such Fund’s Available Capital in the asset class being allocated, on the one hand, and the Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated Available Capital for the asset class being allocated of all Co-Investment Affiliates involved in the follow-on investment opportunity, up to the amount proposed to be invested by each.

(d) The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9. The Independent Directors of each Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any Co-Investment Affiliate that the applicable Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which such Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the applicable Fund of participating in new and existing Co-Investment Transactions. All information presented to such Fund’s Board pursuant to this condition will be kept for the life of such Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10. Each Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if the Funds were business development companies and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

11. No director or trustee of a Fund will be considered an Independent Director or an Eligible Director if such director or trustee is also a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Co-Investment Affiliates (other than any other Fund).

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by the applicable Investment Adviser under any agreement with the applicable Fund or other Co-Investment Affiliate, be shared by such Fund and each Co-Investment Affiliate in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees, but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the applicable Fund and the Other Accounts (who may, in turn, share their portion with their affiliated persons) on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Investment Advisers or other investment adviser of a Co-Investment Affiliate pending consummation of the transaction, the fee will be deposited into an account maintained by the Investment Advisers or other investment adviser of a Co-Investment Affiliate at a bank or banks having the qualifications prescribed in Section 26(a)(I) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata between such Fund and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates, their investment advisers nor any affiliated person (as defined in the 1940 Act) of the Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the advisers of the Co-Investment Affiliates, the investment advisory fees paid in accordance with the agreements between such advisers and the Funds or other Co-Investment Affiliates).

III. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IV. PROCEDURAL MATTERS

A. Communications

Please address all communications, including any questions, concerning this Application and the Notice and Order to:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

Please address a copy of any communications, concerning this Application, the Notice and Order to:

Brooks Lindberg
Partners Group (USA) Inc.
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
212-908-2600

B. Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by each Board of the Master Fund, PGPC, PGPE Master and the PGPE Feeder Funds pursuant to resolutions attached hereto as Exhibit B.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Chief Financial Officer of Partners Group Private Credit (Master Fund), Scott Higbee and Robert Collins are authorized to sign and file this document on behalf of Partners Group Private Credit (Master Fund).

Partners Group Private Credit (Master Fund)

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	President
Date:	August 11, 2014

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Chief Financial Officer
Date:	August 11, 2014

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Chief Financial Officer of Partners Group Private Credit, Scott Higbee and Robert Collins are authorized to sign and file this document on behalf of Partners Group Private Credit.

Partners Group Private Credit

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	President
Date:	August 11, 2014

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Chief Financial Officer
Date:	August 11, 2014

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Chief Financial Officer of Partners Group Private Equity (Master Fund), LLC, Scott Higbee and Robert Collins are authorized to sign and file this document on behalf of Partners Group Private Equity (Master Fund), LLC.

Partners Group Private Equity (Master Fund), LLC

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	President
Date:	August 11, 2014

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Chief Financial Officer
Date:	August 11, 2014

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Chief Financial Officer of Partners Group Private Equity, LLC, Scott Higbee and Robert Collins are authorized to sign and file this document on behalf of Partners Group Private Equity, LLC.

Partners Group Private Equity, LLC

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	President
Date:	August 11, 2014

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Chief Financial Officer
Date:	August 11, 2014

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Chief Financial Officer of Partners Group Private Equity (TEI), LLC, Scott Higbee and Robert Collins are authorized to sign and file this document on behalf of Partners Group Private Equity (TEI), LLC.

Partners Group Private Equity (TEI), LLC

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	President
Date:	August 11, 2014

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Chief Financial Officer
Date:	August 11, 2014

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Chief Financial Officer of Partners Group Private Equity Institutional, LLC, Scott Higbee and Robert Collins are authorized to sign and file this document on behalf of Partners Group Private Equity Institutional, LLC.

Partners Group Private Equity Institutional, LLC

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	President
Date:	August 11, 2014

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Chief Financial Officer
Date:	August 11, 2014

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Chief Financial Officer of Partners Group Private Equity Institutional (TEI), LLC, Scott Higbee and Robert Collins are authorized to sign and file this document on behalf of Partners Group Private Equity Institutional (TEI), LLC.

Partners Group Private Equity Institutional (TEI), LLC

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	President
Date:	August 11, 2014

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Chief Financial Officer
Date:	August 11, 2014

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Directors of Partners Group (USA) Inc., Winfield Essex and Brooks Lindberg are authorized to sign and file this document on behalf of Partners Group (USA) Inc.

Partners Group (USA) Inc.

By:	/s/ Winfield Essex
Name:	Winfield Essex
Title:	Director
Date:	August 11, 2014

By:	/s/ Brooks Lindberg
Name:	Brooks Lindberg
Title:	Director
Date:	August 11, 2014

List of Attachments and Exhibits

Exhibit A
1.	Verifications of Partners Group Private Credit (Master Fund)
2.	Verifications of Partners Group Private Credit
3.	Verifications of Partners Group Private Equity (Master Fund), LLC
4.	Verifications of Partners Group Private Equity, LLC
5.	Verifications of Partners Group Private Equity (TEI), LLC
6.	Verifications of Partners Group Private Equity (Institutional), LLC
7.	Verifications of Partners Group Private Equity (Institutional TEI), LLC
8.	Verifications of Partners Group (USA), Inc.

Exhibit B - Resolutions

EXHIBIT A-1
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE CREDIT (MASTER FUND)
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Credit (Master Fund); that he is the President of Partners Group Private Credit (Master Fund); and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee
Scott Higbee
President
Partners Group Private Credit (Master Fund)

PARTNERS GROUP PRIVATE CREDIT (MASTER FUND)
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Credit (Master Fund); that he is the Chief Financial Officer of Partners Group Private Credit (Master Fund); and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Chief Financial Officer
Partners Group Private Credit (Master Fund)

EXHIBIT A-2
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE CREDIT
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Credit; that he is the President of Partners Group Private Credit; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee
Scott Higbee
President
Partners Group Private Credit

PARTNERS GROUP PRIVATE CREDIT
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Credit; that he is the Chief Financial Officer of Partners Group Private Credit; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Chief Financial Officer
Partners Group Private Credit

EXHIBIT A-3
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Equity (Master Fund), LLC; that he is the President of Partners Group Private Equity (Master Fund), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee
Scott Higbee
President
Partners Group Private Equity (Master Fund), LLC

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Equity (Master Fund), LLC; that he is the Chief Financial Officer of Partners Group Private Equity (Master Fund), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Chief Financial Officer
Partners Group Private Equity (Master Fund), LLC

EXHIBIT A-4
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY, LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Equity, LLC; that he is the President of Partners Group Private Equity, LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee
Scott Higbee
President
Partners Group Private Equity, LLC

PARTNERS GROUP PRIVATE EQUITY, LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Equity, LLC; that he is the Chief Financial Officer of Partners Group Private Equity, LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Chief Financial Officer
Partners Group Private Equity, LLC

EXHIBIT A-5
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY (TEI), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Equity (TEI), LLC; that he is the President of Partners Group Private Equity (TEI), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee
Scott Higbee
President
Partners Group Private Equity (TEI), LLC

PARTNERS GROUP PRIVATE EQUITY (TEI), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Equity (TEI), LLC; that he is the Chief Financial Officer of Partners Group Private Equity (TEI), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Chief Financial Officer
Partners Group Private Equity (TEI), LLC

EXHIBIT A-6
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Equity (Institutional), LLC; that he is the President of Partners Group Private Equity (Institutional), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee
Scott Higbee
President
Partners Group Private Equity (Institutional), LLC

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Equity (Institutional), LLC; that he is the Chief Financial Officer of Partners Group Private Equity (Institutional), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Chief Financial Officer
Partners Group Private Equity (Institutional), LLC

EXHIBIT A-7
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL TEI), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Equity (Institutional TEI), LLC; that he is the President of Partners Group Private Equity (Institutional TEI), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee
Scott Higbee
President
Partners Group Private Equity (Institutional TEI), LLC

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL TEI), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group Private Equity (Institutional TEI), LLC; that he is the Chief Financial Officer of Partners Group Private Equity (Institutional TEI), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Chief Financial Officer
Partners Group Private Equity (Institutional TEI), LLC

EXHIBIT A-8
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (USA) INC.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group (USA) Inc.; that he is a Director of Partners Group (USA) Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Winfield Essex
Winfield Essex
Director
Partners Group (USA) Inc.

PARTNERS GROUP (USA) INC.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 11, 2014 for and on behalf of Partners Group (USA) Inc.; that he a Director of Partners Group (USA) Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brooks Lindberg
Brooks Lindberg
Director
Partners Group (USA) Inc.

EXHIBIT B
RESOLUTIONS

PARTNERS GROUP PRIVATE CREDIT (MASTER FUND)
(the “Fund”)

Resolutions Adopted By the Board of Trustees

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(b) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(a) and 17(d) and Rule 17d-1; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
(the “Fund”)

Resolutions Adopted By the Board of Trustees

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(b) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(a) and 17(d) and Rule 17d-1; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

PARTNERS GROUP PRIVATE EQUITY, LLC
(the “Fund”)

Resolutions Adopted By the Board of Trustees

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(b) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(a) and 17(d) and Rule 17d-1; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

PARTNERS GROUP PRIVATE EQUITY (TEI), LLC
(the “Fund”)

Resolutions Adopted By the Board of Trustees

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(b) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(a) and 17(d) and Rule 17d-1; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC
(the “Fund”)

Resolutions Adopted By the Board of Trustees

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(b) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(a) and 17(d) and Rule 17d-1; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL TEI), LLC
(the “Fund”)

Resolutions Adopted By the Board of Trustees

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(b) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(a) and 17(d) and Rule 17d-1; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.